UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
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Specialized Disclosure Report

MONSANTO COMPANY
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-16167	43-1878297
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 North Lindbergh Boulevard
St. Louis, Missouri 63167
(Address of Principal Executive Offices) (Zip Code)

David F. Snively, Esq.
Executive Vice President, Secretary
and General Counsel
Monsanto Company
(314) 694-1000
(Name and Telephone Number, Including Area Code,
of the Person to Contact in Connection with this Report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2013.

Section 1 -- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Monsanto Company (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD and incorporated by reference herein, and is publicly available at www.monsanto.com under “SEC Filings.” The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 -- Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.    Description

1.02        Conflict Minerals Report of Monsanto Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Dated: June 2, 2014

Monsanto Company

By: /s/ Michael J. Frank
Name: Michael J. Frank
Title: Vice President, International
Row Crops and Vegetables

EXHIBIT INDEX

Exhibit No.    Description
1.02    Conflict Minerals Report of Monsanto Company.